SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 2, 2004

TELIASONERA AB

(Translation of registrant’s name into English)

Sturegatan 1, S-106 63 Stockholm, Sweden
(Address of principal executive offices)

0-30340
(Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X....     Form 40-F .........

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ........     No ....X....

SIGNATURES
Press Release

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELIASONERA AB

By:	/s/ Jan Henrik Ahrnell
Vice President and Legal Counsel

Date: April 2, 2004

Press Release
April 2, 2004

Tom von Weymarn new Chairman of the Board of TeliaSonera

Tom von Weymarn was appointed new chairman of TeliaSonera AB at the board meeting today.

Tom von Weymarn was elected to the Board of TeliaSonera AB in 2002. He was previously President and CEO of Oy Rettig Ab and Karl Fazer Ltd. Tom von Weymarn is also Chairman of the Board of Lännen Tehtaat Plc and a member of the boards of Oy Rettig Ab, Oy Telko Ab, CPS Color Group Oy and Hydrios Biotechnology Oy (Ltd.). He is also a member of the advisory boards of Industri Kapital.

For further information journalists can contact:
TeliaSonera’s Press Office, +46-8-713 58 30

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2003 TeliaSonera had 11,957,000 mobile customers (37,610,000 incl associated companies) and 8,061,000 fixed customers (9,160,000 incl associated companies) and 1,631,000 internet customers (1,691,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange, the Helsinki Exchanges and the Nasdaq Stock Market in the USA. Pro forma net sales January-December 2003 amounted to SEK 81.7 billion (EUR 9.01 billion). The number of employees was 26,694.